						Exhibit 12.1
						11/5/2008
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2007
and the year to date September 30, 2008

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2003	2004	2005	2006	2007	2008
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$782,220	$819,955	$819,515	$875,256	$969,493	$889,896
Interest expense, net of amounts capitalized	215,858	211,373	215,431	254,229	275,814	211,315
Distributions on mandatorily redeemable preferred securities	15,255	0	0	0	0	0
AFUDC - Debt funds	6,421	6,856	8,173	7,939	17,990	14,674

Earnings as defined	$1,019,754	$1,038,184	$1,043,119	$1,137,424	$1,263,297	$1,115,885

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$183,953	$173,226	$186,542	$231,060	$250,512	$198,815
Interest on affiliated loans	274	16,479	16,563	16,764	15,369	8,738
Interest on interim obligations	388	465	1,063	1,873	1,915	534
Amort of debt disc, premium and expense, net	15,671	14,793	14,559	12,987	14,542	9,119
Other interest charges	21,993	13,266	4,877	(514)	11,467	8,784
Distributions on mandatorily redeemable preferred securities	15,255	0	0	0	0	0

Fixed charges as defined	$237,534	$218,229	$223,604	$262,170	$293,805	$225,990

RATIO OF EARNINGS TO FIXED CHARGES	4.29	4.76	4.67	4.34	4.30	4.94